02037724

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **May, 2002**

CADE STRUKTUR CORPORATION

(formerly Hyal Pharmaceutical Corporation)

(Exact Name of Registrant as specified in its charter)

1620-400 Burrard Street, Vancouver, British Columbia, V6C 3A6
(604) 683-5767

(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [__] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

Cade Struktur Corporation

Notice of Annual Meeting
and Management Proxy Circular

Time:	June 28, 2002 at 9:00 a.m.
Place:	Suite 1620, 400 Burrard Street Vancouver, British Columbia V6C 3A6

CADE STRUKTUR CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

TO: The Shareholders of Cade Struktur Corporation (the "Shareholders")

NOTICE IS HEREBY GIVEN that the annual general meeting of the Shareholders of Cade Struktur Corporation (the "Corporation") will be held at Suite 1620 - 400 Burrard Street, Vancouver, British Columbia on June 28, 2002 at 9:00 a.m. (Vancouver Time) (the "Meeting") for the following purposes:

1. To receive and consider the comparative financial statements of the Corporation for the financial year ended December 31, 2001, together with the report of the auditors thereon;

2. To elect directors for the ensuing year;

3. To appoint auditors for the ensuing year at remuneration to be fixed by the board of directors; and

4. To approve the transaction of such other business as may properly come before the Meeting.

The accompanying Management Proxy Circular (the "Circular") provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into and forms part of this Notice of Meeting.

Also accompanying this Notice of Meeting is a form of proxy and a form whereby shareholders of the Corporation may request to be added to the Corporation's supplemental mailing list.

Only Shareholders of record at the close of business on May 16, 2002 are entitled to vote at the Meeting. Registered Shareholders who are unable to attend the Meeting are requested to complete and return the enclosed Form of Proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice of Meeting. A proxy will not be valid unless it is deposited at the office of the Corporation c/o Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

DATED at Vancouver, British Columbia, this 16th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Greg Elderkin"
Greg Elderkin
Secretary and Director

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

CADE STRUKTUR CORPORATION

MANAGEMENT PROXY CIRCULAR

CADE STRUKTUR CORPORATION

MANAGEMENT PROXY CIRCULAR

INFORMATION PROVIDED AS AT MAY 16, 2002 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 28, 2002 (THE "MEETING").

This circular (the "Circular") is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting, at the time and place and for the purposes set forth in the attached notice of meeting (the "Notice of Meeting"). It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost.

The cost of this solicitation will be borne by the Corporation.

The Corporation will also pay the broker-dealers, banks or other nominee shareholders of record of the Corporation their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares of the Corporation.

All dollar amounts in this Circular are in Canadian currency, unless otherwise specified.

The Notice of Meeting, a form of proxy (the "Proxy") and this Circular will be mailed to shareholders of the Corporation (the "Shareholders") commencing on or about May 20, 2002.

RECORD DATE AND NOTICE

The directors of the Corporation have set May 16, 2002 as the record date for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Notice of the record date for the Meeting was published in *The Globe and Mail* on May 6, 2002. If a Shareholder transfers any shares after the record date and the new holder of such shares establishes proper ownership thereof, the new holder may have his name included on the list of shareholders entitled to vote at the Meeting upon filing a written request to that effect with the Secretary of the Corporation, c/o 1620, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, not later than 10 days before the Meeting or any adjournment thereof.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

A Shareholder has the right to appoint a person to attend and act for that Shareholder and on that Shareholder's behalf at the Meeting other than persons designated in the Proxy. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Proxy or by completing another proper Proxy and, in either case, delivering the completed proxy to the Corporation, c/o Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, not less than 48 hours (excluding Saturdays and statutory holidays) before the time fixed for the Meeting or any adjournment thereof.

A Shareholder who has given a proxy may revoke it by an instrument in writing delivered to the Corporation, c/o Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation (the "Proxy"), the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders, in accordance with the instructions of the Shareholder appointing them, on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, the board of directors knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

If no choice is specified by a Shareholder in the Proxy with respect to any matter identified therein or any amendments or variations to such matters, it is intended that the person designated by management in the Proxy will vote the shares represented by the Proxy in favour of any such matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of: (1) an unlimited number of common shares, of which 8,646,003 shares are outstanding; (2) an unlimited number of non-voting preferred shares, issuable in series, none of which are outstanding; (3) an unlimited number of voting preferred shares ("Voting Preferred Shares"), none of which are outstanding; (4) 187,500 cumulative, convertible, redeemable, non-voting preferred shares, Series A (the "Series A Shares"), none of which are outstanding; and (5) an unlimited number of cumulative, retractable, non-voting preferred shares, Series B (the "Series B Shares"), of which 49,000 Series B Shares have been issued.

To the knowledge of the directors and senior officers of the Corporation, the only persons who own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation are as follows:

Name	Number of Shares Owned	Percentage of Class
Babington Ltd.[(1)]	2,296,902 common shares	26.6%
MFC Bancorp Ltd.	2,161,503 common shares	25%

[(1)] Jimmy S.H. Lee is the sole officer and director of Babington Ltd. Mr. Lee is President and director of the Corporation.

ELECTION OF DIRECTORS

The Corporation's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Corporation or with the provisions of the *Business Corporations Act* (Yukon). At each annual meeting of the Corporation, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor.

At the Meeting, the Shareholders will be called upon to elect three directors until the expiry of their terms as set out below or until their successors are elected and qualified, unless a director's office is earlier vacated in accordance with the by-laws of the Corporation, or unless he becomes disqualified to act as a director. While the Corporation does not contemplate that any of the nominees will be unable to serve as a director, if any nominee should become unable to serve, Proxies received will be voted for substituted nominees for election as directors as may be nominated by the Corporation. Each of the proposed nominees' current term of office will expire at the Meeting. The following is a description of each proposed nominee for election as a director of the Corporation.

Jimmy S.H. Lee. Mr. Lee has been a director of the Corporation since July, 2001 and is also its President. Mr. Lee is the President, Chief Executive Officer and trustee of Mercer International Inc. ("Mercer"). Mercer, with total assets of U.S.$375 million, is quoted on NASDAQ and is active in the pulp and paper business in Europe. Mr. Lee has been the President and Chief Executive Officer of Mercer since 1992 and a trustee since 1985. Mr. Lee is also a director of Sasamat Capital Corporation, Med Net International Ltd.

Mr. Lee will be nominated to be elected as a Class I director whose term will expire at the 2004 annual meeting of the Shareholders.

Greg Elderkin. Mr. Elderkin has been a director of the Corporation since January, 2002 and is also its Secretary. Mr. Elderkin is the Executive Vice President, a director and the designated real estate broker at Pacific West Brokerage, Inc. Mr. Elderkin has held these positions since 1989. In addition, Mr. Elderkin is a co-founder and director of the SFG Funds, a private real estate lending organization, and a director of Med Net International Ltd.

Mr. Elderkin will be nominated as a Class II director, whose term will expire at the 2002 annual meeting of the Shareholders. Mr. Elderkin was appointed as a Class II director on January 2, 2002 to fill the position of the Class II director who resigned at that time.

Slobodan Andjic. Mr. Andjic has been a director of the Corporation since January, 2002. Mr. Andjic is a director of Euro Trade Forfaiting Inc. and a director of Marine Shuttle Operations Inc. since January 11, 2002. Mr. Andjic has served as Vice President and a director of Swiss Investment Group since 1998. He served as an advisor and a director and coordinator of the Mercur group of companies from 1996 to 1998. Mr. Andjic was the Chairman of the Yugoexport Athens Company from 1994 to 1996.

Mr. Andjic will be nominated as a Class III director, whose term will expire at the 2003 annual meeting of the Shareholders. Mr. Andjic was appointed as a Class III director on January 2, 2002 to fill the postion of the Class III director who resigned at that time.

The following table summarizes certain information regarding each proposed nominee for election as a director of the Corporation:

Name, position and Address	Principal Occupation	Director Since	Approximate Number of Shares of the Corporation Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Jimmy S.H. Lee[(1)] President and Director Zurich, Switzerland	President and Chief Executive Officer and a Trustee of Mercer International Inc.	2001	2,296,902 common shares[(2)]
Greg Elderkin[(1)] Secretary and Director Renton, Washington, United States	Executive Vice President of Pacific West Brokerage, Inc.	2002	Nil
Slobodan Andjic[(1)] Director Beograd, Yugoslavia	Vice President and director of Swiss Investment Group	2002	Nil

(1) Member of Audit Committee
(2) The Common Shares are held by Babington Ltd. Mr. Lee is the sole officer and director of Babington Ltd.

APPOINTMENT OF AUDITOR

The persons named as proxyholders in the Proxy intend to vote for the re-appointment of Davidson & Company, Chartered Accountants, as the Corporation's auditors until the next annual meeting of Shareholders at remuneration to be fixed by the board of directors. Davidson & Company were first appointed as the Corporation's auditor in 2000. Deloitte & Touche LLP, Mississauga, Ontario, were the auditors of the Corporation from 1994 until the appointment of Davidson & Company in 2000.

STATEMENT OF EXECUTIVE COMPENSATION

Summary of Executive Compensation

To the best of the knowledge of the current management, the following table sets forth certain summary information concerning compensation paid or accrued for services rendered to the Corporation in all capacities during each of the last three financial years of the Corporation to its President and Chief Executive Officer and to the other executive officers of the Corporation who received a combined salary and bonus in excess of $100,000 during the financial year ended December 31, 2001 (collectively, the "Named Executive Officers"). The Corporation did not pay any compensation to either its Chief Executive Officer or any, of its other executive officers for the financial year ended December 31, 2001.

Summary Compensation Table

Name and Principal Position	Financial Year Ended December 31,	Annual Compensation			Long-Term Compensation	All Other Compensation ($)
					Awards	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	
Michael J. Smith [1] Former President	2001 2000	- -	- -	- -	- -	- -
Zenas B. Noon, Jr.[2] Former President and Chief Executive Officer	1999	170,468	-	-	-	-

[1] Mr. Smith was appointed President and a director of the Corporation on February 25, 2000 and resigned on January 2, 2002. From August 16, 1999 to February 25, 2000, the Corporation did not have any officers and was managed by a court-appointed receiver.

[2] Mr. Noon was appointed as President and Chief Executive Officer effective March 23, 1998 and resigned as an officer and a director of the Corporation on August 16, 1999.

No options to purchase or acquire securities of the Corporation were granted and no options were exercised during the financial year ended December 31, 2001.

Compensation of Directors

Other than Mark Steinley, who resigned as a director of the Corporation in March, 2001 and who received $3,333.33 for services rendered as an outside director to the Corporation, the remaining directors of the Corporation did not receive any compensation for their services for the financial year ended December 31, 2001. The Corporation has no standard or other arrangements to pay its directors for their services as directors of the Corporation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the most recently completed financial year, no current or former director, executive officer or senior officer of the Corporation, and no proposed management nominee for election as a director of the Corporation, or any associate of such director, officer or proposed nominee, is or has been indebted to the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no director, senior officer, proposed management nominee for election as a director or insider of the Corporation, or any associate or affiliate of such director, officer, proposed nominee or insider, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year that has materially affected the Corporation or any of its subsidiaries, or any proposed transaction that would materially affect the Corporation or any of its subsidiaries, except with respect to an interest arising from the ownership of shares of the Corporation where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares in the capital of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year of the Corporation or any associate or affiliate of such director or officer, has any material interest, direct or indirect, by way of beneficial ownership in the Corporation or otherwise, in the matters to be acted upon at the Meeting.

OTHER BUSINESS

The management of the Corporation knows of no other matters to come before the Meeting other than referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Corporation shall properly come before the Meeting, the Proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 16th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Greg Elderkin
Greg Elderkin
Secretary and Director

CADE STRUKTUR CORPORATION

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CADE STRUKTUR CORPORATION (THE "CORPORATION"), FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON JUNE 28, 2002 (THE "MEETING").

The undersigned, a registered shareholder of the Corporation, hereby appoints Jimmy S.H. Lee, a director of the Corporation, or instead of Jimmy S.H. Lee, Rene Randall, or instead of either of them, ______________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting or any adjournment thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

---

1. The receipt of the comparative financial statements of the Corporation for the financial year ended December 31, 2001, and the report of the auditors thereon:

   FOR [ ] AGAINST [ ]

2. The election of directors of the Corporation:

   (a) The election of JIMMY S.H. LEE as a Class I director.

   FOR [ ] WITHHOLD FROM VOTING [ ]

   (b) The election of GREG ELDERKIN as a Class II director.

   FOR [ ] WITHHOLD FROM VOTING [ ]

   (c) The election of SLOBODAN ANDJIC as a Class III director.

   FOR [ ] WITHHOLD FROM VOTING [ ]

3. The re-appointment of Davidson & Company, Chartered Accountants, as the auditors of the Corporation for the ensuing year.

   FOR [ ] WITHHOLD FROM VOTING [ ]

4. The authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year.

   FOR [ ] AGAINST [ ]

NOTES:

1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting.

2. **A shareholder of the Corporation has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the management nominees.** If you desire to designate as proxyholder a person other than Jimmy S.H. Lee or Rene Randall, the management nominees, you should strike out his name and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument.

4. A proxy, to be effective, must be deposited at the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

____

Signature

____

Name (Please Print)

____

Address

NUMBER OF SHARES: ______________________

DATED this _______ day of _________________________________, 2002.

TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF CADE STRUKTUR CORPORATION (THE "CORPORATION")

In accordance with National Policy Statement No. 41 entitled "Shareholder Communication", registered and beneficial shareholders of the Corporation may elect annually to have their names added to the Corporation's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return this form to the Corporation at the following address:

CADE STRUKTUR CORPORATION
c/o Suite 1620 – 400 Burrard Street
Vancouver, British Columbia V6C 3A6

Name of Shareholder: ________________________________

Address: ________________________________
(Street)

____
(City)

____
(Province or State)

____
(Postal or Zip Code)

No. of Shares Owned: ________________________________

Signature: ____
I certify that I am a registered or beneficial shareholder of the Corporation.

Dated this _____ day of ___________, 2002.

LOGAN INTERNATIONAL CORP.
Suite 1620, 400 Burrard Street
Vancouver, British Columbia, V6C 3A6

Telephone: (604) 683-5767 Facsimile: (604) 683-3205

May 23, 2002

British Columbia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nova Scotia Securities Commission

Attention: Continuous Disclosure

Dear Sirs:

Re: Cade Strukter Corporation (the "Corporation")

We confirm that the following material was sent by pre-paid mail on May 23, 2002, to all registered holders of the Corporation:

1. Notice of Annual Meeting and Management Proxy Circular
2. Form of Proxy
3. Supplemental List Return Card
4. Return Envelope
5. Audited Financial Statements for the year ended December 31, 2001

In compliance with the regulations made under the *Securities Act*, we are providing this material to you in our capacity as agent for the Corporation.

Yours truly,

LOGAN INTERNATIONAL CORPORATION

/s/ Melissa Cannon

Melissa Cannon

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **CADE STRUKTUR CORPORATION**

By ______________________

JIMMY S.H. LEE
DIRECTOR

Date May 23, 2002